AMARC RESOURCES LTD.

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone No.: (604) 684-6365 Fax No.: (604) 681-2741

INFORMATION CIRCULAR
as at August 12, 2016 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on September 15, 2016 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "Amarc", "we" and "our" refer to Amarc Resources Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

VOTING BY PROXYHOLDER

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

REGISTERED SHAREHOLDERS

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249- 7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

log on to Computershare's website at www.investorvote.com. Registered shareholders must follow the instructions on the website and refer to the enclosed proxy form for the holder's account number and the proxy access number; and

in all cases the proxy must be received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of provisions of National Instrument 54-101, which allow it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare, our transfer agent. VIFs are to be completed and returned to Computershare following the instructions using one of the methods detailed on the VIF. Computershare tabulates results of VIFs received from NOBOs and provides appropriate instructions at the Meeting concerning Common Shares represented by VIFs they received prior to the Meeting.

Securityholder materials are sent to both registered and non-registered owners of the Company's securities. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions.

Management of the Company does not intend to pay for intermediaries to forward proxy-related materials to OBOs. If you are an OBO you will not receive the proxy-related materials unless your intermediary assumes the cost of delivery. If you are an OBO please follow the instructions of your intermediary carefully to ensure your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada and the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge following Broadridge's instructions using one of the methods detailed on the VIF. Broadridge then tabulates results of all instructions received and provides appropriate instructions concerning voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have an alternate representative you have chosen, if any, duly appointed to attend and vote your Common Shares on your behalf at the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it as follows:

(a)

sign a proxy bearing a later date or sign a valid notice of revocation, either of the foregoing to be signed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and deliver the proxy bearing a later date to Computershare, or to the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	the registered shareholder may attend the Meeting in person and vote their Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed August 12, 2016, as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company's Common Shares are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCBB. As of the Record Date there were 141,424,061 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There were no Preferred Shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at the Record Date, except for the following:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Robert Dickinson	15,726,178	11.1%
Sun Valley Gold Master Fund Ltd.	14,615,384	10.3%

Notes:
(1)	The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.
(2)

Robert Dickinson holds 2,886,219 Common Shares personally and in an RRSP; and 12,837,913 Common Shares are held by Dickinson Farms Ltd., 2,046 Common Shares are held by United Mineral Services Ltd., both of which are companies controlled by Mr. Dickinson.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are six director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the six nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

ELECTION OF DIRECTORS

The Board has determined that the number of persons to be elected as directors of the Company remain at six (6). Each of the current directors' term of office will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the Company's next annual general meeting, or, if no director is then elected, until a successor is elected.

Advance Notice Provision

On September 19, 2013, the shareholders of the Company approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the "Advance Notice Provision"). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual general meeting, or any special meeting of shareholders at which there will be an election of directors, and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision, which is available in Schedule "A" of the Company’s Information Circular filed on August 21, 2013 under the Company’s profile on SEDAR at www.sedar.com.

Management’s Director Nominees

The following disclosure sets out the names of management's six nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each director, both directly and indirectly, or over which each director exercised control or direction as at the Record Date:

Name of Nominee; Current Position with the Company and Province of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (1)
Rene G. Carrier (2) Director British Columbia, Canada	Since May 2008	275,000(3)
T. Barry Coughlan (2) Director British Columbia, Canada	Since February 2009	86,000(4)
Scott Cousens Director British Columbia, Canada	Since September 1995	148,300(5)
Robert Dickinson Chairman of the Board and Director British Columbia, Canada	Since April 1993	15,726,178(6)
Jeffrey Mason (2) Director British Columbia, Canada	Since September 1995	2,878,500(7)
Ronald W. Thiessen Chief Executive Officer and Director British Columbia, Canada	Since September 1995	2,609,392(8)

Notes:
(1)

The information as to number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Member of the audit committee.
(3)	Mr. Carrier also holds 249,900 options to purchase Common Shares.
(4)	Mr. Coughlan also holds 249,900 options to purchase Common Shares.
(5)	Mr. Cousens also holds 249,900 options to purchase Common Shares.
(6)

Of the 15,726,178 Common Shares held by Mr. Dickinson, 2,423,492 Common Shares are held by him personally; 12,839,959 Common Shares are beneficially owned through private companies controlled by Mr. Dickinson (Dickinson Farms Ltd. as to 12,837,913 Common Shares, and United Mineral Services Ltd. as to 2,046 Common Shares); and 462,727 Common Shares are owned by Mr. Dickinson through a Registered Retirement Saving Plan. He also holds 5,555,555 warrants and 249,900 options to purchase Common Shares.

(7)	Mr. Mason also holds 249,900 options to purchase Common Shares.
(8)	Mr. Thiessen also holds 249,900 options to purchase Common Shares.

PENALTIES, SANCTIONS AND ORDERS

Except as disclosed below, within the last 10 years before the date of this Information Circular, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed on SEDAR at www.sedar.com, Great Basin Gold Ltd. (“GBG”), a company on whose Board Messrs. T. Barry Coughlan and Ronald W. Thiessen served, became insolvent and was liquidated commencing in 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Messrs. Coughlan and Thiessen resigned from the GBG Board on June 30, 2013.

DIRECTORSHIP

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which will involve a director in an actual or potential conflict of interest, as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to avoid situations where conflicts or corporate opportunity issues might arise, and they must at all times fulfill their duties to act honestly and in the best interests of the Company as required by law.

BIOGRAPHICAL INFORMATION ON NOMINEES

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Rene G. Carrier – Director

Mr. Carrier has been the President of Euro-American Capital Corporation, a private investment company, since May 1991. He served as Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. He served as Lead Director of International Royalty Corp. ("IRC") from 2003 to 2010. IRC was a global mineral royalty company engaged in the acquisition and creation of natural resource royalties which was acquired by Royal Gold Inc. in 2010. He also served as an independent director of Chartwell Technology Inc. from July 1991 to April 2007.

Mr. Carrier is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Cayden Resources Inc.	Director	October 2013	November 2014
Curis Resources Ltd.	Director	November 2010	November 2014
Heatherdale Resources Ltd.	Director	November 2009	Present
Nanotech Security Corp.	Director	April 2014	March 2015
Quartz Mountain Resources Ltd.	Director	January 2000	December 2011
	President	June 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present

T. Barry Coughlan – Director

Mr. Coughlan is a self-employed businessman and financier, and senior executive with extensive international experience in capital markets who has been involved in the financing of publicly traded companies for over 30 years. During this period Mr. Coughlan has been involved in the financing of over 30 private companies, which subsequently listed on both international and North American financial markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	June 2010	Present
Great Basin Gold Ltd.	Director	February 1998	June 2013
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	June 2015
Quadro Resources Ltd.	President and Director	June 1986	Present
Mineral Mountain Resources Ltd.	Director	December 2014	Present
Vatic Ventures Corporation	Director	January 2011	Present

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc. ("HDSI").

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	February 2016
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	July 2014

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom HDSI provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of HDSI. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the BC Mining Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Curis Resources Ltd.	Director	November 2010	November 2012
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Jeffrey R. Mason, CA, ICD.D, B.Comm. – Director

Jeffrey R. Mason is a Chartered Accountant and has his Institute of Corporate Directors (ICD.D) designation with 25 years of public mineral company experience in exploration, development, construction and operation for PGM, gold, copper, nickel, lead, zinc, and diamond projects in Canada, USA, Mexico, China, Brazil, and South Africa. In September 2004, he was awarded the BC Ernst and Young Entrepreneur of the Year Award (Natural Resources Category). He has expertise in exploration, construction and operations reporting, mergers and acquisitions, corporate finance, board governance and public company regulatory reporting. Currently Mr. Mason serves as a board director of three other public mineral companies, namely: Great Panther Silver Limited with silver production in Mexico and exploration properties in Peru; Red Eagle Mining Corporation, which is nearing the completion of construction of an underground gold mine along with an on-site mill in Columbia, targeting for first gold pour in 2nd half 2016; and Libero Mining Corporation (formerly Slater Mining Limited), currently looking for copper and copper-gold projects in the Americas.

Mr. Mason served for 15 years, up until 2008, as a Principal with, and Chief Financial Officer of, Hunter Dickinson Inc., as well as, Chief Financial Officer, Corporate Secretary and director for 15 public companies listed on the TSX, TSXV, NYSE MKT and NASDAQ. He was CFO and director of Taseko Mines Limited during the acquisition of the Gibraltar Cu-Mo mine in British Columbia, moving the mine from a dormant project into the second largest open pit copper mine operating in Canada. He was CFO of Continental Minerals Ltd. when it purchased the Xietongmen Cu-Au Project in China, and set up a joint venture arrangement with Jinchuan Group Limited, one of China’s largest nickel producers. Jinchuan Group Limited subsequently acquired Continental Minerals Corporation for $431 million in cash.

Mr. Mason is a former director, from 2006 to 2014, of the previously publicly listed TSX/NASDAQ company, Coastal Contacts Inc., an online e-retailer with annual sales of $220 million and 650 employees, which was sold for $430 million in April 2014.

Mr. Mason began his career and traditional training with Deloitte LLP as a Chartered Accountant, specializing in the mining, forestry and transportation sectors, followed by Homestake Mining Company (merged with Barrick Gold Corporation) in mineral exploration, construction and operations reporting, including Eskay Creek gold mine.

Mr. Mason is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Coastal Contacts Inc.	Director	October 2006	April 2014
Great Panther Silver Limited	Director	May 2014	Present
Prophecy Coal Corp.	Chief Financial Officer	November 2012	August 2013
Wellgreen Platinum Ltd.	Chief Financial Officer	November 2012	July 2016
	Director	November 2013	September 2015
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Limited	Director	June 2008	Present

Ronald W. Thiessen, CA – Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986 Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Chief Executive Officer	September 2000	Present
	President	September 2000	November 2014
Detour Gold Corporation	Director	July 2006	May 2012
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of Suite 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company, based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, set forth as follows.

THE AUDIT COMMITTEE'S CHARTER

The audit committee has adopted a charter setting out its mandate and responsibilities. A copy of the audit committee charter is available on the Company's website www.amarcresources.com.

COMPOSITION OF THE AUDIT COMMITTEE

Members of the audit committee are Rene G. Carrier, T. Barry Coughlan and Jeffrey R. Mason. All members are financially literate and independent.

RELEVANT EDUCATION AND EXPERIENCE

See disclosure under heading "Biographical Information on Nominees".

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

AUDIT COMMITTEE OVERSIGHT

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

RELIANCE ON CERTAIN EXEMPTIONS

The Company has not relied upon the exemptions in NI 52-110 under Part 2, section 2.4 – De Minimis Non-audit Services, Part 6.1.1(4)( Circumstance Affecting the Business or Operations of the Venture Issuer), (5)(Events Outside Control of Member) and (6)(Death, Incapacity or Resignation) and Part 8 – Exemptions at any time during the most recently completed fiscal year.

PRE-APPROVAL POLICIES AND PROCEDURES

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

EXTERNAL AUDITOR SERVICE FEES

The audit committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray LLP to the Company to ensure auditor independence. Fees incurred with De Visser Gray LLP for professional services in the last two fiscal years are outlined in the following table:

Nature of Services		Fees Paid to Auditor During Year Ended March 31, 2016	Fees Paid to Auditor During Year Ended March 31, 2015
Audit Fees	includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$18,000 (estimated)	$18,000
Audit-Related Fees	includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	Nil	Nil
Tax Fees	includes fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	includes all other non-audit services.	Nil	Nil
Total		$18,000	$18,000

EXEMPTION

The Company is a venture issuer as defined by NI 52-110 and is relying upon the exemption in section 6.2 of NI 52-110 in respect of Part 5 – Reporting Obligations.

CORPORATE GOVERNANCE

GENERAL

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.

The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

BOARD OF DIRECTORS

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding meetings without the presence of management; by retaining independent consultants; by relying on experience and understanding the obligations and expectations of directors and officers; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

Messrs. Carrier, Coughlan and Mason, are independent directors of the Company. They are considered independent because they are not executive officers of the Company, and they do not receive any compensation other than for their role as directors. The non-independent directors (and the reason for that status) are Robert Dickinson (Chairman, and controls approximately 11.1% of the issued and outstanding Common Shares of the Company), Ronald W. Thiessen (Chief Executive Officer) and Scott Cousens (provides capital finance and investor communications services). The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by both the independent directors and certain non-independent directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are well versed in the obligations of directors and the expectations of independence.

OTHER DIRECTORSHIPS

The section entitled "Election of Directors" above in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

ORIENTATION AND CONTINUING EDUCATION

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral projects and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

ETHICAL BUSINESS CONDUCT

The Board has adopted a code of ethics policy which is available for viewing on the Company's website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

The Board reviews its size each year when it considers the number of directors required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee; thus these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

COMPENSATION

The Board determines the compensation for directors and executives. See Compensation Discussion and Analysis, the NEO Summary Compensation Table and the Director Compensation Table below, for details of compensation paid during the fiscal year ended March 31, 2016.

OTHER BOARD COMMITTEES

The Board has no committees other than the audit committee.

ASSESSMENTS

The Board monitors, on an ongoing basis, the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

NAMED EXECUTIVE OFFICER

In this section "Named Executive Officer" ("NEO") means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Ronald W. Thiessen (President and CEO), Paul Mann (Former CFO) and Dr. Diane Nicolson (President) are the NEOs of the Company for the purposes of the following disclosure.

COMPENSATION DISCUSSION AND ANALYSIS

The Board has not appointed a compensation committee, so the responsibilities relating to executive and director compensation, including: reviewing and recommending director compensation, overseeing the Company's base compensation structure and equity-based compensation program, recommending compensation of the Company's officers and employees, evaluating performance of officers generally and in light of annual goals and objectives, are performed by the plenary Board. No compensation consultants have been retained by the Company.

Executive compensation is comprised of short-term compensation in the form of a base salary and long-term ownership through the Company's share option plan. This structure ensures that a significant portion of executive compensation (stock options) is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is extremely limited. Furthermore, the short-term component of the executive compensation (base salary) represents a relatively small part of the total compensation. As a result, it is unlikely that an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the small size of the Company and the current level of the Company's activity, the Board is able to closely monitor and consider any risks which may be associated with the Company's compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

REPORT ON EXECUTIVE COMPENSATION

This report on executive compensation has been authorized by the Board, which assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management. Ordinarily, the Board determines the type and amount of compensation for the Company's executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

Dr. Nicolson works on the Company’s activities substantially on a full-time basis. The remaining NEOs do not serve the Company solely on a full-time basis, and, consequently, compensation paid to them is allocated based on the estimated amount of time spent on their work for the Company.

Philosophy and Objectives

The compensation program for the Company's senior management is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries, which are competitive in the markets in which the Company operates, is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information paid by comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications such as the Mercer Mining Industry Salary Survey and the Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities. Compensation of the CEO is required to be approved annually by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

Messrs. Cousens, Dickinson and Thiessen are directors of HDSI and do not serve the Company solely on a full-time basis. Mr. Mann and Dr. Nicolson are employees of HDSI. The compensation amounts shown in the compensation tables herein reflect the amounts paid directly to HDSI in respect of these individuals. Their compensation from the Company for time spent providing services is allocated based on estimated time incurred (based on timesheets or other reasonable estimates) as follows: 10% (2015 – 5%) for Mr. Cousens, 34% (2015 – 38%) for Mr. Dickinson, 13% (2015 – 20%) for Mr. Mann, substantially full time for Dr. Nicolson, and 8% (2015 – 13%) for Mr. Thiessen. Messrs. Carrier, Coughlan and Mason are paid a set fee for their services as directors.

Executive Compensation-Related Fees

The Company obtained salary and bonus information through its affiliation with HDSI, and the receipt of such information was part of the overall services rendered by HDSI to the Company. No compensation was paid directly to HDSI or any compensation consultants in respect of executive compensation studies for the Company’s two most recently completed financial years.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses, including if sufficient cash resources are available for the granting of bonuses.

Risk & Hedging Policy

The Company considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Board in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company has adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors has purchased such financial instruments.

Equity Participation – Option-Based Awards

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's share option plan. Share options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives, which vest on terms established by the Board.

The only equity compensation plan which the Company has in place is the share option plan dated for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011 (the "Plan"). The Plan was last approved by shareholders on September 17, 2015 and was established to provide incentive to qualified parties to increase their proprietary interest in the Company thereby encouraging their continuing association with the Company. The Plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than 10 years after the date of grant of such option. As at August 12, 2016, there were options outstanding to purchase an aggregate of 3,051,300 Common Shares.

Compensation Governance

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

At least annually, the Board reviews the grants of share options to directors, management, employees and consultants.

The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Company's share price.

Compensation of the CEO

The compensation of the CEO is required to be approved by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

The Board reviews any grants of share options to the CEO and any other member of the executive or senior management team annually.

As noted above under the heading "Bonus Compensation", incentives that may be paid to the CEO and any other member of the executive or senior management team are determined in respect of the performance of the individuals and management.

Actions, Decisions or Policies Made After March 31, 2016

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

SUMMARY COMPENSATION TABLE

Compensation paid to the NEOs during the Company's three most recently completed financial years ended March 31, 2016, 2015 and 2014 is set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans ($)
Ronald W. Thiessen (1) CEO	2016	49,905	Nil	Nil	Nil	Nil	Nil	Nil	49,905
	2015	66,530	Nil	Nil	Nil	Nil	Nil	Nil	66,530
	2014	16,135	Nil	Nil	Nil	Nil	Nil	Nil	16,135
Paul Mann (1) (2) Former CFO	2016	26,362	Nil	Nil	Nil	Nil	Nil	Nil	26,362
	2015	45,858	Nil	Nil	Nil	Nil	Nil	Nil	45,858
	2014	51,126	Nil	Nil	Nil	Nil	Nil	Nil	51,126
Diane Nicolson (1) President	2016	179,809	Nil	Nil	Nil	Nil	Nil	Nil	179,809
	2015	192,333	Nil	Nil	Nil	Nil	Nil	Nil	192,333
	2014	179,246	Nil	Nil	Nil	Nil	Nil	Nil	179,246

Notes:
(1)

Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Thiessen and Mann and Dr. Nicolson, is allocated to the Company on the basis of time spent in respect of the Company's business.

(2)	Mr. Mann ceased to be the CFO on April8, 2016 and Luqman Khan was appointed as CFO on the same date.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based awards granted during the financial year ended March 31, 2016, and there were no share-based awards outstanding at the March 31, 2016 financial year end.

The following table sets out all option-based awards outstanding as at March 31, 2016, for each NEO:

Name	Option-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the- money options (2) ($)
Ronald W. Thiessen, CEO	249,900 (1)	0.32	September 23, 2016	Nil
Paul Mann (3), Former CFO	180,000 (1)	0.32	September 23, 2016	Nil
Diane Nicolson, President	360,000 (1)	0.32	September 23, 2016	Nil

Notes:
(1)	Granted during the fiscal year ended March 31, 2012.
(2)

The value at March 31, 2016 is calculated by determining the difference between the closing price of the Company's Common Shares at March 31, 2016 ($0.06 per Common Share) underlying the options on the TSXV and the exercise price of the options. As the closing price of the Company's Common Shares was less than the exercise price of the options, the value of unexercised in-the- money options was nil as at March 31, 2016.

(3)	Mr. Mann ceased to be the CFO for the Company on April 8, 2016 and Luqman Khan was appointed as the new CFO for the Company on the same date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended March 31, 2016, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald W. Thiessen, CEO	Nil	Nil	Nil
Paul Mann (2), Former CFO	Nil	Nil	Nil
Diane Nicolson, President	Nil	Nil	Nil

Notes:
(1)

These amounts represent the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the Common Shares subject to the option at date of vesting and the exercise price of the option. As the market price of the Common Shares at the vesting dates was less than the exercise price of the options, the value vested during the year ended March 31, 2016 was nil.

(2)	Mr. Mann ceased to be the Chief Financial Officer for the Company in April 2016 and Luqman Khan was appointed as the new Chief Financial Officer for the Company

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as described herein, there is no written employment contract between the Company and any NEO. Mr. Mann and Dr. Nicolson are employed by HDSI and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the NEO's responsibilities following a change in control.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION TABLE

The compensation provided to the directors, excluding a director who is also a NEO and set out in disclosure above, for the Company's most recently completed financial year ended March 31, 2016 is as set out below and is expressed in Canadian dollars:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	12,428	Nil	Nil	Nil	Nil	Nil	12,428
Barry Coughlan (1)	9,324	Nil	Nil	Nil	Nil	Nil	9,324
Scott Cousens (2)	12,390	Nil	Nil	Nil	Nil	Nil	12,390
Robert Dickinson (2)	124,904	Nil	Nil	Nil	Nil	Nil	124,904
Jeffrey Mason (1)	12,405	Nil	Nil	Nil	Nil	Nil	12,405

Notes:
(1)	Independent directors receive a fixed annual fee for their services that is determined annually. The payment of this fee has been suspended for 2016.
(2)

Pursuant to the Corporate Services Agreement with HDSI, compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business. (See section on Management Contracts).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based awards granted during the financial year ended March 31, 2016, and there were no share-based awards outstanding at the March 31, 2016 financial year end.

The following table sets out all option-based awards outstanding as at March 31, 2016, for each director, excluding a director who is included in disclosure above as an NEO of the Company:

Name	Option-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in- the-money options (1) ($)
Rene G. Carrier	249,900	0.32	September 23, 2016	Nil
Barry Coughlan	249,900	0.32	September 23, 2016	Nil
Scott Cousens	249,900	0.32	September 23, 2016	Nil
Robert Dickinson	249,900	0.32	September 23, 2016	Nil
Jeffrey Mason	249,900	0.32	September 23, 2016	Nil

Note:
(1)

The value at March 31, 2016 is calculated by determining the difference between the closing price of the Common Shares at March 31, 2016 ($0.06 per Common Share) underlying the options on the TSXV and the exercise price of the options. As the closing price of the Common Shares was less than the exercise price of the options, the value of unexercised in-the-money options was nil as at March 31, 2016.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended March 31, 2016, for each Director:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Rene G. Carrier	Nil	Nil	Nil
Barry Coughlan	Nil	Nil	Nil
Scott Cousens	Nil	Nil	Nil
Robert Dickinson	Nil	Nil	Nil
Jeffrey Mason	Nil	Nil	Nil

Note:
(1)

These amounts represent the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the Common Shares subject to the option at date of vesting and the exercise price of the option. As the market price of the Common Shares at the vesting dates was less than the exercise price of the options, the value vested during the financial year ended March 31, 2016 was nil.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the Company's March 31, 2016 fiscal year end:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the "Plan")	3,051,300	$0.32	11,091,106
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,051,300	$0.32	11,091,106

See “Particulars of Matters to be Acted Upon” for a description of the material terms of the Company’s Share Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or could materially affect the Company or any of its subsidiaries during the fiscal year ended March 31, 2016, or has any interest in any material transaction in the current year other than as set out herein.

In November 2014 the Company entered into a loan agreement with a director of the Company, Robert Dickinson, pursuant to which the Company borrowed $1,000,000 from Mr. Dickinson. The loan is unsecured. Originally, the loan had a maturity date of November 2015 and was subject to interest at the prime rate plus 2% per annum. As primary consideration for providing the loan, Mr. Dickinson received a loan bonus in the form of 2,500,000 Common Shares. In November 2015 and May 2016 the Company and Mr. Dickinson agreed to amend the loan agreement dated November 2014. The repayment date of the loan was extended until May 2016 as per the first amendment and until November 2016 as per the second amendment. The loan will become repayable immediately on demand if an event of default occurs which remains uncured. The parties have also agreed that the interest payable to Mr. Dickinson will be seven percent (7%) annually as per the first amendment and nine percent (9%) annually as per the second amendment on the principal amount.

In June 2015 Amarc and Mr. Dickinson entered into a second unsecured loan agreement pursuant to which the Company borrowed $250,000 from Mr. Dickinson at an interest rate of 6% per annum, which was repaid in September 2015.

In August 2015 Amarc and Mr. Dickinson entered into a third unsecured loan agreement pursuant to which the Company borrowed $300,000 at an interest rate of 10% per annum, which was repaid in September 2015.

In September 2015 Amarc and Mr. Dickinson entered into a fourth unsecured loan agreement pursuant to which the Company borrowed $500,000 at an interest rate of 7% per annum, for a two year term. In connection with the loan Amarc issued a loan bonus in the form of 5,555,555 warrants, each warrant entitling the holder to acquire one Common Share at a price of $0.09 per Common Share for 2 years. The fourth unsecured loan agreement provides that if the loan is reduced or repaid in full during the first year of its term, a pro-rata number of the total number of the warrants issued to Mr. Dickinson will have their term reduced to the later of one year from the date of issuance thereof and 30 days from the date of the reduction or repayment in full.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees. Pursuant to a Corporate Services Agreement dated July 2, 2010 between HDSI and the Company, HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services (collectively the "Services") to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Cousens, Dickinson and Thiessen. HDSI provides the Services to several publicly traded companies and is managed by persons who are directors in common with the Company.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, New Brunswick, Quebec and the Yukon) and internationally in Brazil, Chile, China, Ireland, Mexico, Poland, South Africa, and the United States (Nevada and Alaska). HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers.

During the fiscal year ended March 31, 2016, the amount billed by HDSI for services rendered and for reimbursement of expenses incurred on behalf of the Company was approximately $1.7 million (2015 – $2.5 million). Advances pursuant to this agreement were non-interest bearing and due on demand.

PARTICULARS OF MATTERS TO BE ACTED UPON

SHARE OPTION PLAN

Introduction

The Company has a Share Option Plan dated for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011 (the "Plan"), which is a "rolling" plan. Under the Plan, options totaling a maximum of 10% of the Common Shares outstanding from time to time are available for grant.

To comply with TSXV policies covering "rolling" option plans, continued grants under the Plan must be approved annually by the shareholders of the Company. At the Meeting shareholders will be asked to ratify and approve the Plan for continuation until the next annual general meeting of the Company. The Plan was last approved by shareholders of the Company at the annual general meeting held on September 17, 2015.

As at August 12, 2016 there were 141,424,061 Common Shares issued and outstanding. Accordingly, under the Plan the Company has the authority to grant options to purchase up to a total of 14,142,406 Common Shares. At the date of this Information Circular, options to purchase an aggregate of 3,051,300 Common Shares are granted and outstanding under the Plan, representing approximately 2.16% of the outstanding Common Shares in the capital of the Company. Therefore a further 11,091,106 Common Shares, representing approximately 7.84% of the outstanding Common Shares, remain available for reserve for exercise of options to be granted under the Plan, at the Board's discretion, to eligible optionees (the "Optionees").

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Plan;

(b)	Options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years and the exercise price must be paid in full upon exercise of options;

(c)	For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

If an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in Policy 1.1 of the Policies);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)	in the event of a change of control occurring, all options subject to vesting provisions shall be deemed to have immediately vested, subject to the TSXV approval.

(j)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan with respect to all Plan shares in respect of options which have not yet been granted under the Plan; and

(k)	The Board may, without shareholder approval:

(i)	amend the Plan to correct typographical, grammatical or clerical errors;

(ii)	change the vesting provisions of an option granted under the Plan, subject to prior written approval of the TSXV, if applicable;

(iii)	change the termination provision of an option granted under the Plan if it does not entail an extension beyond the original expiry date of such option;

(iv)	make such amendments to the Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)	make such amendments as may otherwise be permitted by the TSXV Policies;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)	amend the Plan to reduce the benefits that may be granted to Service Providers.

Restrictions of the Plan

The Plan is subject to the following restrictions, which restrictions are included as part of the material terms of the Plan:

(a)

The Company must not grant an option to any one director, employee, consultant, or consultant company (the "Service Provider") in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders' meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) ("Disinterested Shareholder Approval");

(b)

The aggregate number of options granted to all employees conducting Investor Relations Activities in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(c)	The Company must not grant an option to any one consultant in any 12 month period that exceeds 2% of the outstanding shares calculated at the date of the grant of the option;

(d)	The Company is required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

i.	The Plan, together with all of the Company’s previous Share Compensation Arrangements (as defined in the Plan), could result at any time in:

•

The aggregate number of Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares;

•

the number of optioned shares issued to Insiders in any 12 month period must not exceed 10% of the outstanding shares (in the event that the Plan is amended to reserve for issuance more than 10% of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so; and

•	the issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the Outstanding Shares; or

ii.	Any reduction in the exercise price of an option previously granted to an Insider.

A copy of the Plan will be available for inspection at the Meeting.

Definitions

An "ordinary resolution" is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

A "disinterested shareholder" means a shareholder that is not an Insider to whom options may be granted under the Plan and any Associates of such Insider.

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

An "Associate" means if used to indicate a relationship with any person,

(a)	a partner, other than a limited partner, of that person,

(b)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

Vote Required and Recommendation of the Board

At the Meeting, Shareholders will be asked to consider ratification and approval of the Plan for continuation, and to vote on the ordinary resolution, with or without variation, as follows:

"BE IT RESOLVED THAT the Share Option Plan dated for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011, be ratified and approved for continuation until the next annual general meeting of the Company."

The Board recommends that shareholders vote in favour of the Plan.

In the absence of instructions to the contrary, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby in favour of passing this resolution.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the fiscal year ended March 31, 2016, the report of the auditor and related management discussion and analysis will be placed before the Meeting. Additional information may be obtained free of charge by a security holder of the Company from the Company's Investor Relations department at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 at telephone number: 604-684-6365 or fax number 604-681-2741. The financial statements and additional information are filed on www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters that it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, August 19, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

"Ronald W. Thiessen"

Ronald W. Thiessen
Chief Executive Officer